Exhibit 3.1

               Amendment to Charter to Effect Reverse Stock Split

         The first paragraph of Section 5 of the Charter of Gouverneur Bancorp, Inc. is hereby amended by deleting such paragraph in its entirety and replacing it with the following paragraphs:

         Section 5. Capital Stock. The total number of shares of all classes of the capital stock which the Corporation has authority to issue is 10,000,000 of which 9,000,000 shares shall be common stock, par value $0.01 per share, and of which 1,000,000 shares shall be serial preferred stock.

         Without regard to any other provision of this Charter, each one (1) share of common stock, either issued and outstanding or held by the Corporation as treasury stock immediately prior to the time this amendment becomes effective, shall be and is hereby automatically reclassified and changed (without any further act) into one-hundredth (1/100th) of a fully-paid and nonassessable share of common stock without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional shares shall be issued to any registered holder of fewer than 100 shares of common stock immediately prior to the time this amendment becomes effective, and that instead of issuing such fractional shares, such fractional shares shall be cancelled and converted into the right to receive the cash payment of $10.00 for each share of common stock held by any registered holder of fewer than 100 shares of common stock immediately before the time this amendment becomes effective.

         The shares may be issued from time to time as authorized by the board of directors without the approval of its shareholders, except as otherwise provided in this Section 5 or to the extent that such approval is required by governing law, rule, or regulation. The consideration for the issuance of the shares shall be paid in full before their issuance and shall not be less than the par value. Neither promissory notes nor future services shall constitute payment or part payment for the issuance of shares of the Corporation. The consideration for the shares shall be cash, tangible or intangible property (to the extent direct investment in such property would be permitted to the Corporation), labor, or services actually performed for the Corporation, or any combination of the foregoing. In the absence of actual fraud in the transaction, the value of such property, labor, or services, as determined by the board of directors of the Corporation, shall be conclusive. Upon payment of such consideration, such shares shall be deemed to be fully paid and nonassessable. In the case of a stock dividend, that part of the retained earnings of the Corporation that is transferred to common stock or paid in capital accounts upon the issuance of shares as a stock dividend shall be deemed to be the consideration for their issuance.